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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )*

SAMSONITE CORPORATION (Name of Issuer)
Common Stock (Title of Class of Securities)
79604v105 (CUSIP Number)

Kevin Frankel
ACOF Management, L.P.
1999 Avenue of the Stars, Suite 1900
Los Angeles, California 90067
(310) 201-4100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 1, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 79604v105	13D	Page 2 of 7 Pages

(1)	Names of Reporting Persons. ACOF Management, L.P. S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 5,945,189
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☒

(13)	Percent of Class Represented by Amount in Row (11) -0-

(14)	Type of Reporting Person* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 79604v105	13D	Page 3 of 7 Pages

Item 1. SECURITY AND ISSUER

        This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2. IDENTITY AND BACKGROUND

        This Statement is filed by ACOF Management, L.P., a Delaware limited partnership (the "Reporting Person"). The Reporting Person is principally engaged in the business of serving as general partner of an entity engaged in the business of investment in securities and loans. The principal office of the Reporting Person is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

        ACOF Operating Manager, L.P., a Delaware limited partnership ("Operating"), is the general partner of the Reporting Person. Operating is principally engaged in the business of serving as general partner of the Reporting Person. The principal place of business of Operating is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

        Attached as Appendix A to Item 2 is information concerning the principals of the Reporting Person and other entities as to which such information is required to be disclosed in response to Item 2 to Schedule 13D.

        Neither the Reporting Person nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        See the information set forth under "Item 4. Purpose of the Transaction."

Item 4. PURPOSE OF TRANSACTION

        On May 1, 2003, the Reporting Person, Bain Capital (Europe) LLC and Ontario Teachers Pension Plan Board (the "Investor Group") entered into a Recapitalization Agreement ("Recapitalization Agreement") regarding a recapitalization of the Issuer (the "Recapitalization"). As part of the Recapitalization (i) the Investor Group will purchase $106 million of a new series of the Issuer's convertible preferred stock and (ii) the Issuer will exchange its 13 7/8% Senior Redeemable Exchangeable Preferred Stock ("Existing Preferred Stock") for (assuming the full amount of new preferred stock is elected to be received) a combination of 54,000 shares of new preferred stock (with an aggregate liquidation preference of $54 million), approximately 205

CUSIP No. 79604v105	13D	Page 4 of 7 Pages

million shares of common stock and warrants to purchase approximately 15.5 million shares of common stock at an exercise price of $0.75 per share. Certain entities managed by affiliates of the Reporting Person hold an aggregate of 74,268 shares of the Issuer's Existing Preferred Stock.

        The closing of the Recapitalization is subject to numerous conditions, including the approval of the holders of a majority of each of the Issuer's outstanding common stock and Existing Preferred Stock, governmental and other third-party approvals, a maximum net debt level, replacing the Issuer's existing senior credit facility with a new $60 million revolving credit facility the absence of a material adverse change.

        In connection with the entering into the Recapitalization Agreement, on May 1, 2003, the Investor Group and Artemis America Partnership ("Artemis"), Issuer's largest shareholder, entered into a voting agreement ("Voting Agreement"). Pursuant to the Voting Agreement, Artemis, among other things, agreed to vote its 5,945,189 shares of Common Stock (the "Artemis Shares") in favor of amending the Issuer's certificate of incorporation in order to effect the Recapitalization and do all other things necessary or desirable to otherwise approve, permit and facilitate the Recapitalization. Eric Beckman, in his capacity as officer of the Reporting Person, and Melissa Wong, in her capacity as employee of Bain Capital (Europe) LLC, were each appointed as Artemis' irrevocable proxy for the limited purposes set forth above and in the Voting Agreement at any Issuer meeting or by consent in lieu of any such meeting or otherwise. Artemis is free to sell or otherwise dispose of the Artemis Shares so long as the purchaser or transferee agrees to be governed by the Voting Agreement with respect to the limited issues covered thereby.

        A copy of the Voting Agreement of the Issuer dated May 1, 2003 is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

        In addition, the Recapitalization, if it were to occur, could relate to or result in one or more of the matters set forth in Sections (a) through (j) of Item 4 to Schedule 13D, including, without limitation, Sections (a), (d), (e) and (g).

        There can be no assurance that the Recapitalization will occur.

        The foregoing is qualified in its entirety by reference to the Form 8-K of the Issuer filed on May 1, 2003 and the exhibits attached thereto, including a copy of the Recapitalization Agreement.

Item 5. INTEREST AND SECURITIES OF THE ISSUER

(a)-(b)	As a result of the Voting Agreement, the Reporting Person may be deemed to have the shared power to vote currently 5,945,189 shares of Common Stock (Artemis Shares), which constitute approximately 30% of the outstanding shares of Common Stock. However, the Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer with respect to the Artemis Shares and (ii) expressly disclaims beneficial ownership of the Artemis Shares and further disclaims the existence of a group.

CUSIP No. 79604v105	13D	Page 5 of 7 Pages
  (c)
  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person.

  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
            TO SECURITIES OF THE ISSUER

        The information set forth in Item 4 above is hereby incorporated by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.1	Voting Agreement, dated as of April 30, 2003, by and among ACOF Management, L.P., a Delaware limited partnership; Bain Capital (Europe) LLC, a Delaware limited liability company; and Ontario Teachers Pension Plan Board, a non-share capital corporation established under the laws of Ontario, and ARTEMIS AMERICA PARTNERSHIP, a Delaware General Partnership.

CUSIP No. 79604v105	13D	Page 6 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 2nd day of May, 2003.

ACOF MANAGEMENT, L.P.

By:	/s/ KEVIN FRANKEL Name: Kevin Frankel Title: General Counsel

CUSIP No. 79604v105	13D	Page 7 of 7 Pages

APPENDIX A TO ITEM 2

        The following sets forth information with respect to the general partners and principals of the Reporting Person and Operating. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. The principal business address of each person or entity set forth below is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067, and each such person or entity is a citizen of the United States of America.

        The principal business of the Reporting Person is to provide advice regarding and serve as manager of an entity engaged in investments in securities and loans. The principal business of Operating is to serve as general partner of the Reporting Person.

        The general partner of Operating is Ares Management, Inc. The principal business of Ares Management, Inc. is to serve as general partner of Operating and certain affiliates of Operating. The ultimate controlling person of Ares Management, Inc. is Mr. Antony P. Ressler. The principal occupation of Mr. Ressler is to act as the controlling member of Operating and also a founding principal of the Reporting Person. Mr. Ressler is principally engaged in the business of investment management through his interests and capacities in the Reporting Person and its affiliates.

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SIGNATURE
APPENDIX A TO ITEM 2